Burnham Securities Inc.
1325 Avenue of the Americas
26th Floor
New York, NY 10021

August 12, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:       Michael R. Clampitt, Senior Attorney

Re:	China Commercial Credit, Inc. Registration Statement on Form S-1, as amended (File No. 333-189186)

Dear Mr. Clampitt:

Acting on behalf of the several underwriters, we hereby join in the request of China Commercial Credit, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5 p.m. Eastern Time, on August 12, 2013, or as soon thereafter as possible.

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between June 26, 2013 and August 11, 2013, we distributed a total of approximately 1,500 copies of the Preliminary Prospectuses dated June 26, 2013 and July 31, 2013 as well as of which approximately 250 copies were distributed to other underwriters. The majority of these copies were distributed to investors, including individuals and institutions. Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and what we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

[Signature Page Follows]

Michael R. Clampitt, Esq.

Very Truly Yours,

By:	Burnham Securities Inc.
acting on behalf of the several underwriters

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Managing Director